ARKEMA

Colombes ,June 10th,2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Shares and voting rights monthly statements as of 31 May 2008

ARKEMA
The world is our inspiration

REGULATED INFORMATION

INFORMATION RÉGLEMENTÉE

Colombes, June 6th, 2008

Statement about the number of shares and voting rights in compliance with the article L.233-8 II of the French commercial code and the article 223-16 of the Financial Markets Authority (AMF-Autorité des Marchés Financiers)

Date	Total number of shares	Total number of Voting Right (including shares held by the Company)	Total number of Voting Right (excluding shares held by the Company)
May 31, 2008	61 072 285	63 954 386	63 653 556

ARKEMA RECEIVED

2008 JUN 16 A 11:-0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 11st 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : " Decision from the European Commission regarding anti-trust practices in the sodium chlorate market "

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Paris, June 11th 2008

Decision from the European Commission regarding anti-trust practices in the sodium chlorate market

Arkema notes the European Commission's decision relating to past anti-trust practices in the sodium chlorate market, and confirms that this fine will have no impact on the Company's results.

The European Commission has just imposed on Arkema France and its former parent company Elf Aquitaine a total fine of 59.02 million euros for past anti-trust practices in the sodium chlorate market over the 1995-2000 period.

This fine will have no impact on Arkema's result bearing in mind both the provisions already booked and the warranty agreed with Total, on the occasion of the spin-off.

Once Arkema receives the full decision, it may consider whether to lodge an appeal with the European Court of First Instance.

From its creation in October 2004, Arkema has clearly stated that it condemns concerted practices and is committed to establishing commercial relations based on strict compliance with competition rules, as set out in its *Compliance Program.*

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS - INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

PRESS CONTACTS :

Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com
Jacques Badaroux	Tél. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

END